FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

North American Palladium Ltd. (the “Company”)

200 Bay Street, Royal Bank Plaza

South Tower, Suite 2350

Toronto, Ontario

M5J 2J2

Item 2	Date of Material Change

May 6, 2013.

Item 3	News Release

A news release with respect to the material changes referred to in this report was issued by the Company on May 6, 2013 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval.

Item 4	Summary of Material Change

On May 6, 2013, the Company announced its operating, development and financial results for the first quarter ended March 31, 2013. The Company also announced that management embarked on a review of the Company’s 2013 operating plan and life of mine plan for the Offset Zone and that it has experienced a delay in stope development and a corresponding decrease in volume from the Offset Zone in 2013. The Company is actively pursuing additional mineralized material from other sources on the property and is considering alternative bulk mining methods for the Offset Zone to optimize mining volumes and production costs. The preliminary review has also indicated that the required capital expenditures to complete development of Phase I of the shaft project have been underestimated.

Item 5	Full Description of Material Change

Q1, 2013 Production

In the first quarter of 2013, the Company’s LDI mine produced 38,654 ounces of payable palladium at a total cash cost of US$490 per ounce1. Capital expenditures at LDI totaled $38.1 million, of which $31.7 million was spent on the LDI mine expansion. The Company also spent an additional $6.4 million on capital, including $5.5 million for the tailings management facility.

2013 Forecast Review

At the end of the first quarter, management embarked on a detailed review of the Company’s 2013 operating plan, as well as the life of mine plan for the Offset Zone. The review is expected to be completed by the end of the second quarter.

[1]	Non-IFRS measure. Please refer to Non-IFRS Measures in the Company’s MD&A.

The transition between the Roby Zone and the Offset Zone has resulted in a delay in stope development and a corresponding decrease in volume from the Offset Zone in 2013. The Company is actively pursuing additional mineralized material from other sources on the property and considering alternative bulk mining methods for the Offset Zone to optimize mining volumes and production costs.

The preliminary review also indicated that the required capital expenditures to complete development of Phase I of the shaft project have been underestimated. After a review of certain procurement items and development plans (including accelerating plans to commence Phase II of the shaft sinking in 2013), management expects that capital expenditures in 2013 could be up to 35% higher than the prior guidance of $105 million. This estimate is preliminary, and is contingent on financing.

Financial Results

The Company announced its financial results for the first quarter of 2013, which are available in the Appendix to the news release issued by the Company on May 6, 2013. The interim consolidated financial statements have been prepared on a going concern basis which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Recognizing that the Company’s anticipated operating cash flows are not expected to provide sufficient cash to fund capital expenditures planned for 2013, the Company is currently in the process of evaluating financing opportunities. While the Company believes that both the debt and equity markets are currently available to finance its funding requirement, certainty of completing a financing cannot be assumed at this time, and if sufficient financing is not obtained, it could have a materially negative impact on the Company.

Corporate Update

The Company announced that Mr. Greg Struble resigned as Vice President and Chief Operating Officer, effective May 15, 2013, to pursue an opportunity as Chief Executive Officer with another public company.

Certain information included in this report constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’, ‘guidance’, and similar expressions identify forward-looking statements. Such statements include, without limitation, any information as to our future financial or operating performance, including: the Company’s forward-looking production guidance, projected capital expenditures, operating cost estimates, project timelines, mining and milling rates, projected grades, mill recoveries, and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that metal prices will be consistent with the Company’s expectations, that the exchange rate between the Canadian dollar and the United States dollar will be consistent with the Company’s expectations, that there will be no significant disruptions affecting operations, that prices for key mining and construction supplies, including labour and transportation costs, will remain consistent with the Company’s expectations, that the Company’s current estimates of mineral reserves and resources are accurate, and that there are no material delays in the timing of ongoing development projects. The forward-looking statements are not guarantees of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risks that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risks include, but are not limited to: the possibility that metal prices, foreign exchange rates or operating costs may differ from management’s expectations, uncertainty of mineral reserves and resources, inherent risks associated with mining and processing, the risk that the Lac des Iles mine and may not perform as planned and that the Offset Zone and other properties may not be successfully developed, the possibility of construction and commissioning delays, the possibility of project cost overruns, and uncertainty of the ability of the Company to obtain financing. For more details on the factors, assumptions and risks see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law.

Readers are cautioned not to put undue reliance on these forward-looking statements.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8	Executive Officer

Tess Lofsky

Vice President, General Counsel & Corporate Secretary

(416) 360-8782

Item 9	Date of Report

May 16, 2013